United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to
Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 16, 2002

UTi Worldwide Inc.
(Translation of registrant’s name into English)

9 Columbus Centre, Pelican Drive Road Town, Tortola British Virgin Islands	c/o UTi, United States, Inc. 19443 Laurel Park Road, Suite 111 Rancho Dominguez, CA 90220 USA
(Addresses of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)

EXHIBIT LIST
SIGNATURE
EXHIBIT 99.1

REPORT OF FOREIGN PRIVATE ISSUER
September 16, 2002

UTi Worldwide Inc. Releases Commentary on Second Quarter Financial Results

UTi Worldwide Inc., a British Virgin Islands corporation (“UTi” or the “Company”), released today its “Fiscal 2003 Second Quarter Results with Commentary” (“Commentary”). The Commentary is available on the Company’s web site at www.go2uti.com and a copy is attached to this report as Exhibit 99.1 and is incorporated herein by reference.

Submission of Matters to a Vote of Shareholders

Our Annual Meeting of Shareholders (members) was held on July 2, 2002 for the purpose of (a) electing three class “B” directors to our Board of Directors; and, (b) ratifying the appointment of Deloitte & Touche LLP as independent auditors for the fiscal year ending January 31, 2003.

Peter Thorrington, J. Simon Stubbings and Leon J. Level were elected to serve as class “B” directors, each for a three-year term expiring at our 2005 Annual Meeting of Shareholders. Alan C. Draper and Allan M. Rosenzweig continued in office as class “A” directors and Roger I. MacFarlane, Matthys J. Wessels and William H. Davidson continued in office as class “C” directors. The tabulation of the votes cast for the election of directors was as follows:

	Votes For	Votes Withheld

Mr. Thorrington	21,542,227	2,300
Mr. Stubbings	21,542,227	2,300
Mr. Level	21,542,227	2,300

The proposal to ratify the appointment of Deloitte & Touche LLP as independent auditors for the fiscal year ending January 31, 2003 was approved with 21,541,963 votes in favor of the appointment.

Safe Harbor Statement

Certain statements in the Commentary may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the Company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the Company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the Company’s filings with the Securities and

Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT LIST

Exhibit	Description

99.1	Fiscal 2003 Second Quarter Results with Commentary dated September 16, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTi WORLDWIDE INC.

Date: September 16, 2002	By:	/s/ Roger I. MacFarlane
Roger I. MacFarlane Chief Executive Officer